Alfred Plamann Work History

Alfred served as President and CEO of Unified Grocers, a retailer-owned wholesale grocery cooperative that supplies independent supermarkets in the Western United States. In 2013, Alfred retired from Unified Grocers. Today, he serves on the Board of Square Foods, LLC.